LL

17009206

SEC Mail Processing Section
MAR 01 2017
Washington DC
416

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66462

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/16 (MM/DD/YY) AND ENDING 12/31/16

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

JTa Securities Management, Inc. dba Titan Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14801 Quorum Dr, Suite 260
(No. and Street)

Dallas	Texas	75254
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams, LLP
(Name – if individual, state last, first, middle name)

8750 N. Central Expressway, Suite 300	Dallas	TX	75231
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OD

OATH OR AFFIRMATION

I, Brad Brooks, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of JTa Securities Management, Inc. dba Titan Securities, Inc., as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ELISABETH SLEYO
Notary Public, State of Texas
Comm. Expires 08-31-2020
Notary ID 128611019

Signature

President
Title

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation forDetermination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Report of Independent Registered Public Accounting Firm on Management's Exception Report.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

JTa SECURITIES MANAGEMENT, INC.
dba TITAN SECURITIES, INC.

CONTENTS

		PAGE
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM		1
STATEMENT OF FINANCIAL CONDITION		2
STATEMENT OF OPERATIONS		3
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY		4
STATEMENT OF CASH FLOWS		5
NOTES TO THE FINANCIAL STATEMENTS		6 - 9
SUPPORTING SCHEDULES		
Schedule I:	Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	11 - 12
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON MANAGEMENT'S EXEMPTION REPORT		13 - 15

MOSS-ADAMS LLP
Certified Public Accountants | Business Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Titan Securities, Inc.

We have audited the accompanying statement of financial condition of Titan Securities, Inc. (the "Company") as of December 31, 2016, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Titan Securities, Inc as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The information in Schedule I has been subjected to audit procedures performed in conjunction with the audit of Titan Securities, Inc.'s financial statements. The information in Schedule I is the responsibility of Titan Securities, Inc.'s management. Our audit procedures include determining whether the information in Schedule I reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedule I. In forming our opinion on the information in Schedule I, we evaluated whether the information in Schedule I, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

Moss Adams, LLP

Dallas, Texas
February 27, 2017

JTa SECURITIES MANAGEMENT, INC.
dba TITAN SECURITIES, INC.
Statement of Financial Condition
December 31, 2016

ASSETS

Cash and cash equivalents	$ 34,394
Receivable from broker-dealer	62,523
Other receivables	71,074
Federal income tax receivable - parent	40,350
Property and equipment, net of accumulated depreciation of $17,513	31,793
Other assets	40,840
	$ 280,974

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Accounts payable	$ 23,612
Accrued expenses	54,963
Total liabilities	78,575
Stockholders' equity	
Common stock, 10,000,000 shares authorized, $.01 par value, 5,000 shares issued and outstanding	50
Additional paid-in capital	333,010
Accumulated deficit	(130,661)
Total stockholders' equity	202,399
	$ 280,974

The accompanying notes are an integral part of these financial statements.

JTa SECURITIES MANAGEMENT, INC.
dba TITAN SECURITIES, INC.
Statement of Operations
For the Year Ended December 31, 2016

Revenues	
Commission income	$ 6,336,640
Managed fee income	23,834
Interest income	1,812
Gain (loss) on investments	(52,835)
Other revenue	23
	6,309,474
Expenses	
Compensation and benefits	717,821
Communications	37,440
Occupancy and equipment costs	86,714
Regulatory fees and expenses	116,353
Other expenses	898,754
Interest expense	48
Commission and clearance paid other brokers	4,495,019
	6,352,149
Income (loss) before income taxes	(42,675)
Taxes – other	4,028
Provision for income taxes (benefit)	(6,450)
Net income (loss)	$ (40,253)

The accompanying notes are an integral part of these financial statements.

JTa SECURITIES MANAGEMENT, INC.
dba TITAN SECURITIES, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2016

	Shares	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balances at December 31, 2015	5,000	$ 50	$ 333,010	$ (90,408)	$ 242,652
Net income (loss)				(40,253)	(40,253)
Balances at December 31, 2016	5,000	$ 50	$ 333,010	$ (130,661)	$(202,399)

The accompanying notes are an integral part of these financial statements.

JTa SECURITIES MANAGEMENT, INC.
dba TITAN SECURITIES, INC.
Statement of Cash Flows
For the Year Ended December 31, 2016

Cash flows from operating activities	
Net income (loss)	$ (40,253)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:	
Depreciation	1,344
Change in operating assets and liabilities:	
Decrease in receivable from broker-dealer	23,215
Increase in other receivables	(48,955)
Increase in federal income tax receivable	(6,450)
Decrease in securities owned at market value	1,523
Decrease in other assets	13,683
Increase in accounts payable	13,493
Increase in accrued expenses	37,487
Net cash provided (used) by operating activities	(4,913)
Cash flows from investing activities	
Net cash provided (used) by investing activities	-0-
Cash flows from financing activities	
Net cash provided (used) by financing activities	-0-
Net decrease in cash and cash equivalents	(4,913)
Cash and cash equivalents at beginning of year	39,307
Cash and cash equivalents at end of year	$ 34,394

Supplemental schedule of cash flow information

Cash paid during the year for:	
Interest	$ 48
Income taxes	$ -0-

The accompanying notes are an integral part of these financial statements.

Note 1 - Summary of Significant Accounting Policies

JTa Securities Management, Inc. dba Titan Securities ("Company"), a wholly-owned subsidiary of American Capital Securities, Inc. ("Parent"), was incorporated under the laws of the State of California.

The Company is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The company operates under (SEC) Rule 15c3-3(k) (2)(ii) whereby all funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer. In accordance with the provisions of the Rule, the Company executes all of its customers' transaction on a fully-disclosed basis, through an unaffiliated broker-dealer, which carries the accounts and securities of the Company's customers.

Security transactions (and related commission revenue and expense) are recorded on a settlement date basis, generally the third business day following the transactions. If materially different, commission income and related expenses are recorded on a trade date basis.

For purposes of reporting cash flows, cash equivalents are defined as short-term, highly liquid investments, with original maturities to the Company of three months or less, that are not held for sale in the ordinary course of business.

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

Receivables from broker-dealers and clearing organizations are generally collected in full in the month following their accrual. As such, management has not recorded an allowance for doubtful accounts on these receivables. The Company advances funds to its registered representative as determined necessary by management. The advances are generally recouped upon the following commission payable cycle. Management records an allowance for bad debts based on a collectability review of specific accounts. Any receivables deemed uncollectable are written off against the allowance.

Securities owned are carried at fair market value and securities not readily marketable are carried at fair value as determined by management of the Company. The resulting difference between cost and market (or fair value) is included in income.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due. The provision for federal income taxes differs from the expected amount using statutory rates because certain expenses included in the determination of net income are non-deductible for tax reporting purposes.

Property and equipment are carried at cost less accumulated depreciation. Depreciation on office equipment and furniture is computed using an accelerated method over the estimated useful lives of three to seven years.

Other receivables consist of commissions receivable related to the sale of private placements and are generally collected in full in the month following their accrual. As such, management has not recorded an allowance for doubtful accounts on these receivables.

Note 1 - Summary of Significant Accounting Policies, continued

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, The Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2016, the Company had net capital of approximately $ 89,398 and net capital requirements of $50,000. The Company's ratio of aggregate indebtedness to net capital was .88 to 1. The Securities and Exchange Commission permits a ratio of no greater that 15 to 1.

Note 3 - Federal Income Taxes

The Company files a consolidated income tax return with the Parent. Income taxes are recorded using the separate company method to comply with Financial Accounting Standards Board ("FASB") Accounting Standard Codification ("ASC") 740. Any resulting provision or benefit for income taxes is recorded as a receivable or payable to the Parent.

The Company files income tax returns in the U.S. federal jurisdiction and in various state and local jurisdictions. The Company's federal income tax returns generally remain subject to examination by the Internal Revenue Service for three years from the date the return is due, including extensions. The Company's state and local income tax returns are subject to examination by the respective state and local authorities over various statutes of limitations, most ranging from three to five years from the date of filing.

The Company applies FASB ASC 740-10 relating to accounting for uncertain tax positions. ASC 740-10 prescribes a recognition threshold and measurement process for accounting for uncertain tax positions and also provides guidance on various related matters such as derecognition, interest, penalties and disclosures required. The Company does not have any uncertain tax positions.

Note 4 - Operating Leases

The following is a schedule by years of future minimum rental payments required under various operating leases that have initial or remaining non-cancelable lease terms in excess of one year.

Year Ending	
12/31/2017	$ 29,412
12/31/2018	44,935
12/31/2019	46,161
12/31/2020	15,523
	$136,031

Note 4 - Operating Leases, continued

Rental expense for the year ended December 31, 2016 was $45,702 and is reflected in occupancy and equipment costs.

Note 5 - Property and Equipment

The classes of property and equipment are as follows:

Furniture and fixtures	$ 35,773
Property	13,533
Less: accumulated depreciation	(17,513)
	$ 31,793

Depreciation expense for the year ended December 31, 2016 was $1,344 and is reflected in occupancy and equipment costs and other expenses.

Note 6 - Fair Value Measurements

The Company uses various methods including market, income and cost approaches. Based on these approaches, the Company often utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and or risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable inputs. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques, the Company is required to provide the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1 – Valuations for assets and liabilities traded on active exchange markets, such as the New York Stock Exchange. Level 1 also includes U.S. Treasury and federal agency securities and federal agency mortgage-backed securities, which are traded by dealers or brokers in active markets. Valuations are obtained from readily available pricing sources for market transaction involving identical assets or liabilities.

Level 2 – Valuations for assets and liabilities traded in less active dealer or broker markets. Valuations are obtained from third party pricing services for identical or similar assets or liabilities.

Level 3 – Valuations for assets or liabilities that are derived from other valuation methodologies, including option pricing models, discounted cash flow models and similar techniques, and not based on market exchange, dealer, or broker traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities.

Note 6 - Fair Value Measurements, continued

For the year ended December 31, 2016, the application of valuation techniques applied to similar assets and liabilities has been consistent. The Company had no Financial assets or liabilities measured at fair value as of December 31, 2016.

Note 7 - Related Party Transactions

The Company and various entities are under common control and the existence of that common control creates operating results and financial position significantly different than if the companies were autonomous.

The Company earned $910,202 in commission income from the sale of interests in real estate partnerships from related entities and paid $464,400 in management fees to it's Parent. These management fees are included in other expenses.

Note 8 - Commitments and Contingencies

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At December 31, 2016, management of the Company has not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

The Company together with others are defendants in arbitration proceedings incidental to its securities business. The claimants seek unspecified damages. The cases are in the discovery stage and an assessment of potential liability to the Company is not possible at this time. Management intends to present a vigorous defense. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

as of

December 31, 2016

Schedule I

JTa SECURITIES MANAGEMENT, INC.
dba TITAN SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2016

COMPUTATION OF NET CAPITAL

Total ownership equity qualified for net capital		$ 202,399
Add:		
Other deductions or allowable credits		-0-
Total capital and allowable subordinated liabilities		202,399
Deductions and/or charges		
Less non-allowable assets:		
Property and equipment, net	$ (31,793)	
Other assets	(40,840)	
Federal income tax receivable	(40,350)	
		(112,983)
Net capital before haircuts on securities positions		89,416
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(c)(2))		
Other securities		(18)
Net capital		$ 89,398

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:	
Accounts payable	$ 23,612
Accrued expenses	54,963
Total aggregate indebtedness	$ 78,575

Schedule I (continued)

JTa SECURITIES MANAGEMENT, INC.
dba TITAN SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2016

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 123
Minimum dollar net capital requirement of reporting broker or dealer	$ 50,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 50,000
Net capital in excess of required minimum	$ 39,398
Ratio: Aggregate indebtedness to net capital	.88 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

The following serves to reconcile differences in the computation of net capital under Rule 15c3-1 from the Company's computation.

Net capital as reported in the Company's unaudited Focus report	$ 89,398
No differences	-0-
Net capital per audited report	$ 89,398

Report of Independent Registered Public Accounting Firm

On Management's Exemption Report

Required By SEC Rule 17a-5

For the Year Ended
December 31, 2016

MOSS-ADAMS LLP
Certified Public Accountants | Business Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Titan Securities, Inc.

We have reviewed management's statements, included in the accompanying Management's Statement Regarding Compliance with Certain Exemption Provisions Under Rule 15c3-3 of the Securities Exchange Act of 1934, in which (1) Titan Securities, Inc. identified provision 17 C.F.R. §15c3-3(k)(2)(ii) (the "exemption provisions") under which Titan Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3 and (2) Titan Securities, Inc. stated that Titan Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Titan Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Titan Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Moss Adams LLP

Dallas, Texas
February 27, 2017

TITAN SECURITIES
Investments Investment Banking Insurance

Titan Securities, INC's Exemption Report

Titan Securities (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k): The Company is exempt from the Customer Protection Rule under Paragraph (k)(2)(ii) as the Company is an introducing broker or dealer, who clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

(1) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

Titan Securities

I, Brad Brooks, swear (or affirm) that, to my best knowledge and belief, this exemption report is true and correct.

By: Brad Brooks
Title: President
February 7, 2017

16775 Addison Rd Ste. 202 Addison, TX 75001
972-980-5920 Telephone 800-520-7103 Toll Free
Member FINRA; SIPC

Report of Independent Registered Public Accounting Firm

On The SIPC Annual Assessment

Required By SEC Rule 17a-5

Year Ended December 31, 2016

MOSS-ADAMS LLP
Certified Public Accountants | Business Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors
Titan Securities, Inc

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Titan Securities, Inc (the "Company") and the Securities Investor Protection Corporation ("SIPC") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Company for the year ended December 31,2016, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared amounts reported on the Company's annual filing of audited financial statements for the year ended December 31, 2016 with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers prepared by the Company noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. We were unable to compare the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed as there was no such overpayment amount stated on Form SIPC-7 and management represented to us that no such overpayment exists.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Moss Adams LLP

Dallas, Texas
February 27, 2017